



82-3430

PRESS RELEASE



Tiomin Plans 14,000 Meter Drilling Program at its Pukaqaqa Copper-Gold Project

May 31, 2006. Toronto, Canada. Tiomin Resources Inc. ("Tiomin" or the "Company") (TSX: TIO) is pleased to announce that an additional 14,000 meter drilling program has been approved by our joint venture partner, Compañia Minera Milpo S.A.A.("Milpo") on the Pukaqaqa copper-gold project in Peru. The objective of the program is firstly to convert a significant portion of the Inferred resource (estimated at 1.52 billion pounds of copper and 354,000 ounces of gold) into the Measured and Indicated categories (currently estimated at 202 million pounds of copper and 39,000 ounces of gold), and secondly to further expand the known resources and compile sufficient geotechnical and metallurgical data necessary to initiate a feasibility study. The Pukaqaqa option, in which Tiomin has earned a 49% interest, is located on a 31.5 sq km land package situated 10 km northwest of the town of Huancavelica and 230 km southeast of Lima, Peru.

Several mine development scenarios are being contemplated by Tiomin and Milpo, including an 18,000 tpd milling operation fed by 14,500 tpd from open pit mining and 3,500 tpd from higher grade underground mineral extraction.

With a substantial copper resource defined at Pukaqaqa thus far, combined with a strong commodity price environment with spot copper trading at over US$3.80 per pound recently, Tiomin is strategically well positioned with exposure to copper and gold in Peru, as well as to its primary focus of titanium (rutile and ilmenite) and zircon in Kenya.

Pukaqaqa Mineral Resource Estimate (100 % basis)

Category	Cutoff (% Cu)	Tonnes ('000)	Cu %	Au g/t	Cu '000 lbs	Au '000 ozs
Measured						
	0.3	191	0.58	0.08	2,441	0.48
	0.4	170	0.61	0.08	2,287	0.44
Indicated						
	0.3	16,933	0.54	0.07	201,590	38.65
	0.4	13,796	0.58	0.07	176,408	32.82
Measured & Indicated						
	0.3	17,124	0.54	0.07	204,031	39.14
	0.4	13,966	0.58	0.07	178,696	33.27
Inferred						
	0.3	114,654	0.6	0.10	1,516,601	353.88
	0.4	93,559	0.66	0.10	1,361,319	312.83

The mineral resource estimate for the Pukaqaqa deposit was prepared by Jorge Hinostroza, Senior Geologist with Milpo. The estimate was reviewed by Doug Reddy, P.Geo, Principal Geologist, AMEC, Qualified Person as the term is defined in Canadian Securities Administrators National Instrument 43-101.

Milpo, the project operator, is a Peruvian mining company listed on the Lima Stock Exchange, and a well known operator of copper, zinc and lead mines. Milpo has an excellent track record in the development

and operation of low cost mines, such as the El Porvenir mine in Cerro de Pasco, the Chapi copper mine and the Cerro Lindo polymetallic project and the Ivan copper mine in Chile.

Tiomin is a company engaged in the acquisition, exploration and development of mineral properties in Kenya and Peru, and is currently focused primarily on the development of its Kwale titanium mineral sands project in Kenya. The Company recently signed a mandate with three financial institutions to arrange and underwrite a debt facility of US$120 million. In addition, the Company finalized terms with the Jinchuan Group Ltd. ("Jinchuan") for a US$35 million subordinated debt facility, subject to approval by the TSX and shareholders of the Company. Tiomin also recently closed a private placement of C$7.4 million with Jinchuan. These funds combined with the proceeds of the previously announced best efforts public equity offering to raise approximately C$50 million will be used mainly to complete the US$176 million project financing requirements for the construction and startup of the Kwale project.

For further information, please contact Tiomin at (416) 350-3776 Jean-Charles Potvin, President, ext. 227, Bruce Ramsden, Chief Financial Officer, ext. 232, or Laurie Gaborit, Investor Relations, ext. 222. Visit the Company's website at www.tiomin.com.